FOR IMMEDIATE RELEASE
For more information contact JANA Partners LLC at (212) 692-7696

            JANA PARTNERS CHALLENGES HOUSTON EXPLORATION'S BOARD TO STOP "PLAYING POSSUM" AND JOIN THE DEBATE ON MAXIMIZING
                               SHAREHOLDER VALUE

NEW YORK, NEW YORK - MAY 16, 2006 - JANA Partners LLC ("JANA") today challenged the Board of Directors of The Houston Exploration Company ("Houston Exploration" or the "Company") (NYSE - THX) to prove to shareholders that they are aggressively pursuing maximum value by either showing why the approximately $650 million share repurchase JANA has called for will not deliver the most long-term value for shareholders, or if they cannot, to institute such a repurchase immediately.

JANA Managing Partner Barry Rosenstein, in a letter to the Board today, noted that it has been close to two months since JANA first presented the Company with JANA's analysis demonstrating that such a repurchase would create far more value for shareholders than the Board's stated plans to use these proceeds primarily for new acquisitions and debt repayment, and almost a month since JANA publicly called upon the Board to pursue such a repurchase. Furthermore, Rosenstein pointed out, it has been over two weeks since shareholders responded overwhelmingly to a brief "withhold" campaign by JANA to send a message to the Board to maximize value. Although JANA called upon shareholders to withhold their votes for directors at last month's annual meeting less than a week before the meeting, Rosenstein noted that a resounding 30% of the shares were withheld. He noted further that this number would have likely been over 50% today given that on the record date for the meeting JANA held most of its 9% of the shares through options for regulatory reasons and given the substantial turnover in the shares since that time.

"Yet the Board has said nothing in response to this electoral outcry," Rosenstein said in today's letter, "nor has it offered any analysis to counter our detailed, quantitative analysis or to support their stated intentions. In fact, we are starting to question whether anyone at the Company has even done the math on what course of action is best for shareholders. This refusal to join the debate about maximizing value for shareholders continued on the Company's quarterly earnings call last week, when Company management declined to mention any of these matters or take a single question from a buy-side analyst."

Rosenstein maintained that the Board's refusal to respond substantively to demands to maximize value "represents a fundamental misunderstanding of the relationship of a board to their shareholders. Shareholder demands for value maximization are not a threat to be avoided. Instead they are an opportunity to work collaboratively to achieve the best possible returns for the company's true owners, which is a board's highest duty. Therefore, we urge the Board to stop `playing possum' and start engaging with its shareholders in the debate regarding the future of the Company."

Referring to JANA's updated analysis demonstrating that a $650 million share repurchase should result in per share earnings accretion of approximately 45%, which was appended to today's letter, Rosenstein wrote, "We challenge you to either respond with your own analysis showing that your stated plans will create more value for shareholders, or commit to this substantial repurchase. Failing to respond and proceeding blindly ahead as planned without having demonstrated any semblance of consideration for maximizing value will demonstrate a clear breach of your fiduciary duties, and we will not hesitate to hold each Board member individually liable for doing so if necessary."

In addition, given the Company's historical underperformance, Rosenstein again called upon the Board to explore possible strategic alternatives for the Company, including a potential sale. "We believe there are numerous interested acquirers and it is our understanding that the Company may have in fact already received an indication of interest in a sale which was rebuffed before it could be fully explored," Rosenstein wrote. "This would indicate in our mind further indifference to the Board's obligation to maximize value, and we believe it must begin a prompt evaluation of such a transaction."

BACKGROUND

JANA Partners LLC, a Delaware limited liability company, is a hedge fund with assets exceeding $5 billion with offices in New York and San Francisco and is the beneficial owner of approximately 9% of the outstanding shares of Houston Exploration.

                                     ***

             ATTACHMENT: FULL TEXT OF MAY 16, 2006 LETTER FROM JANA PARTNERS LLC TO THE BOARD OF DIRECTORS OF THE HOUSTON
                              EXPLORATION COMPANY


May 16, 2006


The Board of Directors
The Houston Exploration Company
1100 Louisiana Street, Suite 2000
Houston, Texas 77002
Attention:  William G. Hargett
Chairman, CEO & President


VIA FACSIMILE AND OVERNIGHT DELIVERY

Gentlemen,

        "Playing possum" is the colloquial term for a defensive technique employed by opossums, more commonly referred to as possums, whereby the animal falls over and remains motionless when confronted with danger. As a survival strategy for these animals when confronted by predators such as owls and foxes, it is generally effective (though less so when employed against oncoming traffic). As a survival strategy for a board of directors when confronted with shareholder demands to maximize value after years of underperformance however, it is an inexcusable abdication of fiduciary duties.

        Moreover, it represents a fundamental misunderstanding of the relationship of a board to their shareholders. Shareholder demands for value maximization are not a threat to be avoided. Instead they are an opportunity to work collaboratively to achieve the best possible returns for the company's true owners, which is a board's highest duty. Therefore, we urge the Board to stop "playing possum" and start engaging with its shareholders in the debate regarding the future of the Company.

        It has been almost one month since JANA Partners LLC ("we" or "us") first publicly called upon the Board of Directors (the "Board") of The Houston Exploration Company ("Houston Exploration" or the "Company") to put the proceeds of the recent Gulf of Mexico asset sale and the Company's strong balance sheet to work for shareholders through an approximately $650 MILLION DUTCH TENDER SHARE REPURCHASE, rather than squandering most of these proceeds on value-destroying acquisitions and inefficient debt repayments. It has been even longer, almost two months, since JANA first shared its analysis with the Company privately. And it has been over two weeks since, following a very brief "withhold" campaign by us, your shareholders delivered a clear message at the annual meeting that the Board must take all necessary steps to deliver the highest possible return for shareholders. As we have explained, the already sizable 30% of shareholders who voted to withhold their votes from the Board would very likely have been over 50% if the vote had represented the current shareholder base, given that JANA's vote would be 9% rather than 1% today and given that we believe that most share purchases since the record date for the annual meeting have been by investors who support our view.(1)

        Yet the Board has said nothing in response to this electoral outcry, nor has it offered any analysis to counter our detailed, quantitative analysis or to support their stated intentions. In fact, we are starting to question whether anyone at the Company has even done the math on what course of action is best for shareholders. This refusal to join the debate about maximizing value for shareholders continued on the Company's quarterly earnings call last week, when Company management declined to mention any of these matters or take a single question from a buy-side analyst.

      We therefore have a direct and simple challenge for the Board. Attached is an updated analysis comparing the share repurchase scenario to the acquisition scenario. We believe this analysis clearly shows that an approximately $650 million share repurchase will create significantly more shareholder value than using these proceeds to pursue long-lived onshore acquisitions in today's highly competitive M&A environment. As set forth in the attached analysis, we believe that the Company could repurchase approximately 37% of the outstanding shares (slightly less than 11 million shares) paying a 15% premium to the recent market price. This would be achieved by using estimated net cash proceeds of approximately $520MM from the Louisiana Gulf of Mexico sale in addition to $130 million of debt (leaving the Company with the same leverage ratio of approximately 1.0x estimated 2007 EBITDA that it had prior to paying down debt with the proceeds of the Texas Gulf of Mexico sale). We believe that a buyback of this size would achieve EPS accretion of close to 45% based upon our 2007 estimates. The acquisition scenario however yields significantly less EPS accretion. Furthermore, much of the accretion generated in the acquisition scenario is actually attributable to the removal of the large cash position from the balance sheet (which we assume would earn only a 2% return if it remained on the balance sheet). We have assumed for purposes of this analysis that the Company would have to pay close to $2.75/Mcfe (which is in fact below recent comparable transactions) for long-lived onshore assets. We have also assumed an R/P ratio of 13 years for the acquired assets and a cost structure similar to the Company's existing onshore assets - so the EBITDAX multiple would also be at a substantial premium to the existing multiple. Based upon these assumptions, the EPS accretion achieved would be approximately 14%, although the actual accretion would in fact likely be even lower given that such a transaction would carry much higher integration and execution risk, which is not fully discounted in our analysis.

        We challenge you to either respond with your own analysis showing that your stated plans will create more value for shareholders, or commit to the substantial repurchase we have outlined. Failing to respond and proceeding blindly ahead as planned

------------------------------
(1) On the record date for the annual meeting, JANA beneficially owned 9% of the Company's stock but for regulatory reasons held most of this position through options which have since been exercised.

without having demonstrated any semblance of consideration for maximizing value will demonstrate a clear breach of your fiduciary duties, and we will not hesitate to hold each Board member individually liable for doing so if necessary.

        In addition, in conjunction with the Dutch tender, we believe the Company should consider implementing a comprehensive hedging strategy. By doing so, the Company can place a "collar" on a significant portion of 2007 and 2008 natural gas volumes, which would be beneficial given that our projections are based upon the lower-end of what the Company would likely be able to secure as a floor on such a "collar" transaction. In other words, implementing a hedging program such as this would preserve significant commodity price upside while locking-in cash flows that already translate into a deeply discounted relative and absolute valuation.

        We encourage you to look at the example of the oil and gas exploration company Kerr-McGee, a similar situation we were involved with last year where we advocated the repurchase of a substantial amount of stock together with the implementation of a hedging strategy to lock in cash flows. In marked contrast to your non-responsiveness to date, the leadership of Kerr-McGee ultimately used our challenge to maximize shareholder value as an opportunity to engage in a productive dialogue with shareholders, including by traveling the country to speak with shareholders about the best way to accomplish this goal. After implementing our proposals and even expanding upon them, Kerr-McGee's stock price has doubled, demonstrating the value of working together with your shareholders rather than trying to shut them out.

        Finally, as we have previously stated, we believe given the Company's historical underperformance that the Board must explore possible strategic transactions to maximize value, including a potential sale. We believe there are numerous interested acquirers and it is our understanding that the Company may have in fact already received an indication of interest in a sale which was rebuffed before it could be fully explored. This would indicate in our mind further indifference to the Board's obligation to maximize value, and we believe it must begin a prompt evaluation of such a transaction.

        We look forward to your prompt response demonstrating a serious evaluation of these matters. We can be contacted at (415) 989-7770.

Sincerely,



Barry Rosenstein
JANA Partners LLC
Managing Partner


BR/CP


THX: SHARE REPURCHASE SCENARIO
----------------------------------------------------------------------------------------------------------------------------
THX 2007E EPS IMPACT ASSUMING SHARE REPURCHASE                         Current             Buyback            Pro Forma
----------------------------------------------------------------------------------------------------------------------------
Cash (including LA GOM proceeds after tax & hedge buyback)               $520               ($520)                 $0
Total Debt                                                               $424                $130                $554
                                                                        -----               -----                ----
Net Debt (Cash)                                                          ($96)               $650                $554

                                                                                          assume 15%
                                                                                           premium
Share Price                                                            $52.75                 $61              $52.75
Shares Outstanding                                                       29.3                 (11)               18.6
                                                                        -----                                    ----
Equity Market Capitalization                                           $1,546                                    $981

Total Enterprise Value                                                 $1,451                                  $1,535

2007E EBITDAX                                                            $522                                    $522
EV/2007E EBITDAX                                                         2.8x                                    2.9x

Proved Reserves (Bcfe pro forma for divestitures & acquisitions)          632                                     632
Proved Reserve Multiple ($EV/Mcfe)                                      $2.29                                   $2.43

2007E EPS                                                               $6.67                                   $9.64
P/E Ratio                                                                7.9x                                    5.5x
----------------------------------------------------------------------------------------------------------------------------
EPS ACCRETION                                                                                                      45%
----------------------------------------------------------------------------------------------------------------------------

THX: ACQUISITION SCENARIO
----------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION                                                         Current          Acquisition*          Pro Forma
----------------------------------------------------------------------------------------------------------------------------
Cash held in 1031 Account                                                $590               ($590)                 $0
Cash (excluding LA GOM proceeds)                                          $20                  $0                 $20
Total Debt                                                               $424                  $0                $424
                                                                        -----                 ---                ----
Net Debt (Cash) - calculated using after tax LA GOM proceeds             ($96)               $590                $404


Share Price                                                            $52.75                                  $52.75
Shares Outstanding                                                       29.3                                    29.3
                                                                        -----                                    ----
Equity Market Capitalization                                           $1,546                                  $1,546

Total Enterprise Value                                                 $1,451                                  $1,951

2007E EBITDAX                                                            $522                 $92                $614
EV/2007E EBITDAX                                                         2.8x                6.4x                3.2x

Proved Reserves (Bcfe pro forma for divestitures & acquisitions)        632.2               214.5               846.7
Proved Reserve Multiple ($EV/Mcfe)                                      $2.29               $2.75               $2.30

2007E EPS                                                               $6.67                                   $7.62
P/E Ratio                                                                7.9x                                    6.9x
----------------------------------------------------------------------------------------------------------------------------
EPS ACCRETION                                                                                                      14%
----------------------------------------------------------------------------------------------------------------------------
*Acquisition assumes a 13 year R/P ratio and a similar cost structure to existing THX onshore asset base
